Filed pursuant to Rule 253(g)(2)
File No. 024-11823

SUPPLEMENT NO. 1 DATED OCTOBER 17, 2025

TO THE OFFERING CIRCULAR DATED JULY 1, 2025

1654 Calle Tulipan, Ste 100,

San Juan, PR 00927

(737) 273-9677

www.EnergyX.com

Energy Exploration Technologies, Inc.

Best Efforts Offering of

up to 2,700,000 Shares of Common Stock at $10.00 per Share

and

No Bonus Shares of Common Stock

This Supplement is part of the offering circular dated July 1, 2025, as amended (the “Offering Circular”) of Energy Exploration Technologies, Inc. (“EnergyX” or the “Company”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto.

The purpose of this supplement is to disclose that the Company’s reserved pool of 2000,000 Bonus Shares of Common Stock have been fully claimed by investors who qualified to be awarded the Bonus Shares. No more Bonus Shares are available to be awarded in this offering.